Exhibit 99.2

Höegh LNG Colombia Holding Ltd. Unaudited Condensed Combined Carve-out Financial Statements

Index to Höegh LNG Colombia Holding Ltd. Unaudited Condensed Combined Carve-out Financial Statements as of and for the nine months ended September 30, 2016 and 2015

Unaudited Condensed Interim Combined Carve-out Statements of Income for the nine months ended September 30, 2016 and 2015	2
Unaudited Condensed Interim Combined Carve-out Statements of Comprehensive Income for the nine months ended September 30, 2016 and 2015	3
Unaudited Condensed Interim Combined Carve-out Balance Sheets as of September 30, 2016 and December 31, 2015	4
Unaudited Condensed Interim Combined Carve-out Statements of Changes in Owner’s Equity for the nine months ended September 30, 2016 and the year ended December 31, 2015	5
Unaudited Condensed Interim Combined Carve-out Statements of Cash Flows for the nine months ended September 30, 2016 and 2015	6
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements	7

HÖEGH LNG COLOMBIA HOLDING LTD.
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2016	2015
REVENUES
Time charter revenues	3	$1,150	$—
Total revenues		1,150	—
OPERATING EXPENSES
Voyage expenses		(117)	—
Vessel operating expenses	9	(2,727)	—
Administrative expenses	9	(1,835)	(1,660)
Depreciation and amortization	6	(4,233)	—
Total operating expenses		(8,912)	(1,660)
Operating income (loss)		(7,762)	(1,660)
FINANCIAL INCOME (EXPENSE), NET
Interest expense	4,8,9	(8,543)	(851)
Gain (loss) on derivative financial instruments	4,11	(250)	(937)
Other financial items, net	4	(1)	(3)
Total financial income (expense), net	4	(8,794)	(1,791)
Income (loss) before tax		(16,556)	(3,451)
Income tax expense	5	—	—
Net income (loss)		$(16,556)	$(3,451)

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2016	2015
Net income (loss)		$(16,556)	$(3,451)
Unrealized gain (loss) on cash flow hedge	11	(1,765)	(3,496)
Other comprehensive income (loss), net of tax		(1,765)	(3,496)
Comprehensive income (loss)		$(18,321)	$(6,947)

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

		As of
	Notes	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	10	$2,488	$177
Restricted cash	10	20	—
Amounts due from owners and affiliates	9,10	225	185
Inventory		751	—
Prepaid expenses and other receivables		104	—
Total current assets		3,588	362
Long-term assets
Newbuilding	6,9	—	96,352
Vessel, net of accumulated depreciation	6,9,12	290,536	—
Other equipment	6	27	—
Deferred charges	7	195	2,538
Total long-term assets		290,758	98,890
Total assets		$294,346	$99,252
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	8,10	$13,250	$—
Trade payables		281	57
Amounts due to owners and affiliates	9	660	—
Loans and promissory notes due to owners and affiliates	9,10	133,146	102,298
Derivative financial instruments	10,11	1,897	1,501
Accrued liabilities and other payables		201	201
Total current liabilities		149,435	104,057
Long-term liabilities
Long-term debt	8,10	177,888	—
Derivative financial instruments	10,11	3,646	2,027
Total long-term liabilities		181,534	2,027
Total liabilities		330,969	106,084
EQUITY
Owner’s equity		(29,070)	(1,044)
Accumulated other comprehensive income (loss)		(7,553)	(5,788)
Total equity		(36,623)	(6,832)
Total liabilities and equity		$294,346	$99,252

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

		Accumulated
		Other
	Owner’s	Comprehensive	Total
	Equity	Income (Loss)	Equity
Combined carve-out balance as of December 31, 2014	$520	(3,631)	$(3,111)
Net income (loss)	(5,293)	—	(5,293)
Other comprehensive income (loss)	—	(2,157)	(2,157)
Carve-out contribution from (distributions to) owner, net	3,729	—	3,729
Combined carve-out balance as of December 31, 2015	(1,044)	(5,788)	(6,832)
Net income (loss)	(16,556)	—	(16,556)
Other comprehensive income (loss)	—	(1,765)	(1,765)
Carve-out contribution from (distributions to) owner, net	(11,470)	—	(11,470)
Combined carve-out balance as of September 30, 2016	$(29,070)	(7,553)	$(36,623)

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2016	2015
OPERATING ACTIVITIES
Net loss		$(16,556)	$(3,451)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		4,233	—
Changes in accrued interest expense	13	2,890	1,043
Loss on derivative financial instruments on cash settlement	11	—	913
Unrealized loss (gains) on derivative financial instruments	11	250	24
Amortization of deferred debt issuance cost		333	—
Changes in working capital:
Restricted cash		(20)	—
Amounts due from owners and affiliates		(40)	(111)
Inventory		(751)	—
Prepaid expenses and other receivables		(104)	—
Trade payables		224	(254)
Amounts due to owners and affiliates		660	(11)
Accrued liabilities and other payables		—	(1,612)
Net cash provided by (used in) operating activities		(8,881)	(3,459)

INVESTING ACTIVITIES
Expenditure for vessel and newbuilding		(198,444)	(7,026)
Net cash provided by (used in) investing activities		(198,444)	(7,026)

FINANCING ACTIVITIES
Proceeds from long-term debt		200,000	—
Repayment of long-term debt		(6,625)	—
Proceeds from loans and promissory notes due to owners and affiliates		27,958	10,326
Contributions from (distributions to) owners		(11,470)	3,540
Payment of debt issuance cost		(227)	—
Cash settlement of derivative financial instruments	11	—	(3,186)
Net cash provided by (used in) financing activities		209,636	10,680

Increase (decrease) in cash and cash equivalents		2,311	195
Cash and cash equivalents, beginning of year		177	—
Cash and cash equivalents, end of period		$2,488	$195

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Colombia Holding Ltd., a Cayman Islands company, was incorporated on January 27, 2016 for the purpose of owning companies that have a 100% ownership of, and operate, the Höegh Grace, a floating storage regasification unit (the “FSRU” or the “vessel”) and the associated contracts for the time charter. Höegh LNG Colombia Holding Ltd. is 100% owned by a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”).

Höegh LNG FSRU IV Ltd., a Cayman Islands company (the “FSRU owning entity”), is an indirect 100% owned subsidiary of Höegh LNG. On November 1, 2014 Höegh LNG FSRU IV Ltd. entered into an International Leasing Agreement (“ILA”) with Sociedad Portuaria El Cayao S.A. E.S.P (“SPEC” or the “Charterer”) for the lease of an FSRU being constructed by Hyundai Heavy Industries Co. Ltd. (“HHI”). The FSRU will serve as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The initial term of the lease is 20 years. However, the Charterer has an unconditional option to cancel the lease after 10 and 15 years. As a result, non cancellable lease period is for ten years. The lease is expected to commence in December 2016. On November 1, 2014 Höegh LNG also entered into an Operation and Service Agreement (“OSA”) with SPEC to operate and provide certain services for the FSRU for SPEC for the duration of the ILA.

A subsidiary of Höegh LNG had the shipbuilding contract with HHI for the delivery of the Höegh Grace. This subsidiary of Höegh LNG transferred the Höegh Grace along with associated assets and liabilities to Höegh LNG FSRU IV Ltd. as of the delivery date of the FSRU by HHI on March 30, 2016.

On March 17, 2016, Höegh LNG Colombia S.A.S. (the “Contractor”) was incorporated in Colombia as a limited liability company with Colombian tax residency. The Contractor is a 100% owned subsidiary of Höegh LNG Colombia Holding Ltd. and will provide ship management services, including technical management to SPEC under the OSA. The OSA was novated from Höegh LNG to Höegh LNG Colombia S.A.S. on October 17, 2016.

In June 2016, the 100% ownership of Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, was transferred to Höegh LNG Colombia Holding Ltd.

These combined carve-out financial statements include the individual financial statements of Höegh LNG Colombia Holding Ltd., Höegh LNG Colombia S.A.S., Höegh LNG FSRU IV Ltd. and the carve-out assets, liabilities, revenues, expenses and cash flows related to the Höegh Grace from the accounting records of Höegh LNG (prior to the transfer of the FSRU to Höegh LNG FSRU IV Ltd.). The combined carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-05 of Regulation S-X.

Höegh LNG Colombia Holding Ltd., Höegh LNG Colombia S.A.S., Höegh LNG FSRU IV Ltd. and activities related to the Höegh Grace carved-out of Höegh LNG are collectively referred to in these combined carve-out financial statements as the “Combined entities.”

Subsidiaries of Höegh LNG provided building supervision, commercial and technical services for the Höegh Grace for the nine months ended September 30, 2016 and 2015.

Under Cayman Islands law, Höegh LNG FSRU IV Ltd. may only pay distributions out of profits or capital reserves if it is solvent after the distribution. Dividends from Höegh LNG FSRU IV Ltd. may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh LNG FSRU IV Ltd. would remain in compliance with the financial covenants under the Gallant/Grace facility (refer to note 8).

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities combined in these combined financial statements and their purpose as of September 30, 2016.

Name	Jurisdiction of Incorporation or Registration	Purpose
Höegh LNG Colombia Holding Ltd.	Cayman Islands	Holding Company
Höegh LNG FSRU IV Ltd. (100% owned)	Cayman Islands	Owns the Höegh Grace
Höegh LNG Colombia S.A.S. (100% owned)	Colombia	Management Company

2. Significant accounting policies

a. Basis of presentation

The combined carve-out financial statements are prepared in accordance with US GAAP. All inter-company balances and transactions are eliminated.

The accompanying unaudited condensed interim combined carve-out financial statements are prepared in accordance with US GAAP for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements as of and for the year ended December 31, 2015, appearing elsewhere in the Report on Form 6-K to which this document is an exhibit.

On March 30, 2016, Höegh LNG FSRU IV Ltd. acquired 100% ownership of the Höegh Grace, along with associated assets and liabilities. In June 2016, the 100% ownership of Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, was transferred to Höegh LNG Colombia Holding Ltd. Both transactions were accounted for as reorganization of entities under common control and the transfer of net assets were recorded at Höegh LNG’s historical book value as adjusted to be in accordance with US GAAP.

b. Carve-out principles

The carve-out principles used in the preparation of the unaudited condensed interim combined carve-out financial statements are consistent with those applied in the audited combined carve-out financial statements for Höegh LNG Colombia Holding Ltd. for the year-ended December 31, 2015 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit.

c. Accounting policies

The accounting policies used in the preparation of the unaudited condensed interim combined carve-out financial statements are consistent with those applied in the audited combined carve-out financial statements for Höegh LNG Colombia Holding Ltd. for the year-ended December 31, 2015 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Time charter revenues

Following the delivery of the Höegh Grace from the shipyard in March 2016, the FSRU was employed until August 2016 on a short term contract as an LNG carrier.

The time charter for the Höegh Grace with SPEC has a non-cancelable lease term of ten years and is expected to commence in December 2016.

4. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Nine months ended September 30,
(in thousands of U.S. dollars)	2016	2015
Interest expense:
Interest expense	$(7,714)	$(2,089)
Commitment fees	(496)	(1,540)
Amortization of deferred debt issuance cost	(333)	—
Capitalized interest	—	2,778
Total interest expense	(8,543)	(851)
Gain (loss) on derivative financial instruments	(250)	(937)
Other financial items, net:
Foreign exchange gain (loss)	3	(3)
Bank charges and fees and other	(4)	—
Total other financial items, net:	(1)	(3)
Total financial income (expense), net	$(8,794)	$(1,791)

Interest expense for the nine months ended September 30, 2016 and for the nine months ended September 30, 2015 included interest expense of $2,890 and $2,089, respectively, on loans due to owners and affiliates (note 9). The gain (loss) on derivative financial instruments related to the interest rate swaps (note 11).

5. Income tax

Income tax expense has been prepared for the Combined entities on a separate returns basis. Höegh LNG Colombia Ltd. and Höegh LNG FSRU VI Ltd. are not liable for income taxes to the Cayman Islands. In addition, the subsidiary of Höegh LNG that owned the newbuilding prior to the transfer to Höegh LNG FSRU IV Ltd. is not subject to income taxes. The activities of Höegh LNG Colombia S.A.S. are subject to income tax in Colombia at a combined corporate tax rate of 40%. As of September 30, 2016, Höegh LNG Colombia S.A.S. had a tax loss carryforward of $221 which will be carried forward indefinitely. The deferred tax asset for the tax loss carryforward was $88 as of September 30, 2016.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Colombia, it was concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A valuation allowance of $88 was established reducing the deferred tax asset for the tax loss carryforward to zero as of September 30, 2016.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Newbuilding and Vessel, net of accumulated depreciation

	New-		Dry-
(in thousands of U.S. dollars)	building	Vessel	docking	Total
Historical cost December 31, 2015	$96,352	—	—	$96,352
Additions	198,417	—	—	198,417
Transfer from vessels under construction	(294,769)	290,769	4,000	—
Historical cost September 30, 2016	—	290,769	4,000	294,769
Accumulated depreciation December 31, 2015	—	—	—	—
Depreciation for the nine months ended September 30, 2016	—	(3,833)	(400)	(4,233)
Accumulated depreciation September 30, 2016	—	(3,833)	(400)	(4,233)
Vessel, net September 30, 2016	$—	286,936	3,600	$290,536

On March 30, 2016, the Höegh Grace was delivered from HHI and the capitalized cost in the newbuilding account was transferred on the balance sheet to the vessel account. Total capitalized interest was $8.0 million as of September 30, 2016. No interest was capitalized in 2016. Refer to note 4. Depreciation on the vessel began upon delivery.

As of September 30, 2016, other equipment of $27 consists principally of office equipment and computers. All other equipment has been acquired during 2016.

7. Deferred charges

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Origination cost related to the charter	$195	$195
Deferred debt issuance costs	—	2,343
Deferred charges	$195	$2,538

Deferred debt issuance costs relate to the loan facility agreement entered into on April 11, 2014 in order to finance a portion of the Höegh Grace (refer to note 8). As of December 31, 2015 the loan related to the Höegh Grace was undrawn. The loan was drawn down on March 30, 2016 and debt issuance costs were reclassified from assets to liabilities and presented as a direct deduction from carrying amount of the associated debt in the balance sheet (refer to note 8).

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Long-term debt

As of
September 30,
(in thousands of U.S. dollars)	2016
Grace facility	$193,375
Unamortized debt issuance cost	(2,237)
Total debt net of unamortized debt issuance cost	191,138
Less: Current portion of long-term debt	(13,250)
Long-term debt	$177,888

Gallant/Grace facility

Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, together with Höegh LNG Cyprus Limited, the owner of Höegh Gallant, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for purpose of financing a portion of the Höegh Grace and the Höegh Gallant. As of December 31, 2015, the Höegh Grace had not been delivered from the shipyard and no amounts had been drawn related to the Höegh Grace. The Höegh Grace was delivered from the shipyard on March 30, 2016 and, accordingly, amounts were outstanding as of September 30, 2016 related to the Höegh Grace. The Höegh Gallant was delivered from the shipyard on November 4, 2014 and, accordingly, amounts were outstanding as of December 31, 2015 and as of September 30, 2016 related to the Höegh Gallant.

The facility is secured by, among other things, a first priority mortgage of the Höegh Grace and the Höegh Gallant, an assignment of Höegh LNG FSRU IV Ltd.’s rights under the ILA with SPEC, an assignment of Höegh LNG Colombia S.A.S.’s rights under the OSA with SPEC, an assignment of Hoegh LNG Cyprus Limited’s rights under the time charter with Höegh LNG Egypt LLC (“EgyptCo”), a 100% owned subsidiary of Höegh LNG, the assignment of EgyptCo’s rights under its time charter with Egyptian Natural Gas Holding Company (“EGAS”), the assignment of bank guarantees for the performance of SPEC and EGAS under the time charter and a pledge of the Borrower’s, Höegh LNG Colombia S.A.S.’s and EgyptCo’s cash accounts. There is a pledge of shares as security for the facility in Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU IV Ltd., Höegh LNG Colombia S.A.S., Höegh LNG FSRU III Ltd., Hoegh LNG Cyprus Limited and EgyptCo. As of September 30, 2016, Höegh LNG, Höegh LNG Partners LP (the “Partnership”), Höegh LNG Colombia Holding Ltd. and Höegh LNG FSRU III Ltd. are guarantors for the facility.

The Gallant/Grace facility includes one commercial tranche and one export credit tranche related to the Höegh Grace (the “Grace facility”) and includes two commercial tranches and one export credit tranche related to the Höegh Gallant (the “Gallant facility”). All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized (except that the banks cannot enforce any of their rights to the security provided by Hoegh LNG Cyprus Limited, Höegh LNG FSRU III Ltd., the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders) and cross-guaranteed (except that the Partnership does not guarantee the obligations of Höegh LNG FSRU IV Ltd). The obligations of the Borrowers are joint and several.

The interest rates vary by tranche. The commercial tranche related to the Grace facility has an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Grace facility has a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranche is repayable quarterly with a final balloon payment of $123 million due in June 2020. The export credit tranche will be repayable in quarterly installments with the final payment in March 2028 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $24 million upon maturity of the commercial tranche.

Commitment fees for the Grace facility are 1.08% and 0.72% of the undrawn portions of the commercial tranche and the export credit tranche, respectively. There is no unused portion of the commercial tranche and the export credit tranche as of September 30, 2016. There are no other lines of credit or revolving credit facilities for short- or long-term financing as of September 30, 2016.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2016, the primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain:
	o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
		▪	$200 million, and
		▪	25% of total assets
	o	Free liquid assets (cash and cash equivalents, publicly traded debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
		▪	$20 million,
		▪	5% of total combined indebtedness provided on a recourse basis, and
		▪	Any amount specified to be a minimum liquidity requirement under any legal obligations.

•	The Partnership must maintain:
	o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
		▪	$150 million, and
		▪	25% of total assets
	o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to a greater of
		▪	$15 million, and
		▪	3 million multiplied by the number of vessels owned or leased by the Partnership.

•	Hoegh LNG Cyprus Limited, as borrower, must maintain:
	o	Current assets greater than current liabilities as defined in the agreement, and
	o	A ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%.

Höegh LNG FSRU IV Ltd. will be required to maintain the current assets to current liabilities covenant when it begins it long term charter with SPEC. The Gallant/Grace facility includes provisions which come into effect in the event that Höegh LNG Partners LP acquires the Höegh Grace. In such an event, Höegh LNG FSRU IV Ltd. will be required to maintain the covenant for the ratio of EBITDA to debt service.

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Grace, the Höegh Gallant and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of September 30, 2016 and December 31, 2015, Höegh LNG, Höegh LNG FSRU IV Ltd. and Hoegh LNG Cyprus Limited were in compliance with the financial covenants under the Gallant/Grace facility. No financial covenants were applicable for the Grace facility for the nine months ended September 30, 2016 and the year ended December 31, 2015.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of each of the Borrowers to change its business, sell or grant liens on its property including the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The outstanding long-term debt as of September 30, 2016 is repayable as follows:

(in thousands of U.S. dollars)
2016 (October 1, 2016 to December 31, 2016)	$3,313
2017	13,250
2018	13,250
2019	13,250
2020	150,312
Total	$193,375

9. Related party transactions

The Combined entities were an integrated part of Höegh LNG for the nine months ended September 30, 2016 and 2015. As described in note 1, subsidiaries of Höegh LNG have agreements for the provision of building supervision, technical and commercial management services for the Höegh Grace. As described in note 2 b. in the audited combined carve-out financial statements for Höegh LNG Colombia Holding Ltd. for the year-ended December 31, 2015 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit, certain administrative expenses have been included in the combined carve-out financial statements of the Combined entities based on actual hours incurred. In addition, management has allocated certain unallocated administrative expenses based the number of entities that are part of Höegh LNG Partners LP.

Amounts included in the combined carve-out statements of income for the nine months ended September 30, 2016 and 2015 or capitalized in the combined carve-out balance sheets as of September 30, 2016 and December 31, 2015 are as follows:

	Nine months ended
Statement of income:	September 30,
(in thousands of U.S. dollars)	2016	2015
Operating expenses:
Vessel operating expenses (1)	$(2,538)	$—
Hours and overhead (2)	(1,285)	(835)
Allocated administrative expenses (3)	(153)	(152)
Financial income (expense):
Interest expense from Höegh LNG (4)	(2,890)	(508)
Total	$(6,866)	$(1,495)

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Newbuilding and Vessel
Vessel and newbuilding supervision cost (5)	$479	$2,547
Interest expense capitalized from Höegh LNG (6)	—	1,581
Total long-term assets	$479	$4,128

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
2)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management and newbuilding supervision under service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
3)	Allocated administrative expenses: As described in note 2 b. in the audited combined carve-out financial statements for Höegh LNG Colombia Holding Ltd. for the year-ended December 31, 2015 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit, unallocated administrative expenses of Höegh LNG Partners LP have been allocated based upon the number of entities that are part of Höegh LNG Partners LP.
4)	Interest expense charged from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes for funding the construction of the Höegh Grace. Refer to “Amounts, loans and promissory note due to owners and affiliates” below. Refer to 6) below which describes the interest expense, which was capitalized.
5)	Newbuilding supervision cost: Subsidiaries of Höegh LNG manage the newbuilding process including site supervision, the manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding.
6)	Interest expense capitalized charged from Höegh LNG and affiliates: As described under 4) above, Höegh LNG and its affiliates have provided funding for the newbuilding, Höegh Grace, which qualify under US GAAP as capitalized interest for the construction in progress.

Receivables, payables and major transactions with related parties

Amounts due from owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due from owners and affiliates	$225	$185

Amounts due from owners and affiliates relates to prepaid services as of September 30, 2016 and a credit note for services charged as of December 31, 2015.

Amounts due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due to owners and affiliates	$660	$—

Amounts due to owners and affiliates principally relates to trade payables for the provision of services for operating activities as of September 30, 2016 and December 31, 2015 by subsidiaries of Höegh LNG. The balance does not bear interest.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Loans and promissory notes due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Loans and promissory notes due to owners and affiliates	$133,146	$102,298

Höegh LNG and its affiliates have provided loans and promissory notes for the construction of the Höegh Grace. The loans and promissory notes bear interest at three month LIBOR plus a margin of 2.5% until August 31, 2015 and 2.7% as of September 1, 2015, based upon the applicable intercompany loan agreement. The loans and promissory notes accrued interest are payable on demand.

Prior to transfer of the Höegh Grace to Höegh LNG FSRU IV Ltd. and the establishment of the loans on March 30, 2016, the carve-out financial statements included an allocation of loans and interest expense from a subsidiary of Höegh LNG for the funding of construction of the Höegh Grace.

On March 30, 2016, the Höegh Grace and associated net assets were transferred from a subsidiary of Höegh LNG to Höegh LNG FSRU IV Ltd. for consideration in the form of a $103.9 million promissory note valued as the transfer price of the FSRU less the acquired long-term debt (refer to note 8). The transfer was accounted for as a common control transaction and the assets and liabilities were recorded at the carryover basis of Höegh LNG.

10. Financial instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the combined carve-out balance sheets since the amounts are payable on demand. Refer to note 9.

Grace facility – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Combined Entities.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves, adjusted for the Combined entities credit worthiness and the credit worthiness of the counterparty to the derivative, as appropriate.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$2,488	2,488	177	$177
Restricted cash	1	20	20	—	—
Derivative financial instruments	2	(5,543)	(5,543)	(3,528)	(3,528)
Other:
Loans and promissory notes due to owners and affiliates	2	(133,146)	(133,146)	(102,298)	(102,298)
Grace facility	2	$(191,138)	(195,755)	—	$—

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2016	2015
Amounts due from owners and affiliates	Payment activity	Performing	$225	$185

11. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and expenditures for newbuilding are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the periods ended September 30, 2016 and 2015, and December 31, 2015, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on outstanding floating-rate debt. As of September 30, 2016 and December 31, 2015, there are interest rate swap agreements and forward starting interest rate swap agreements, respectively, on the Grace facility floating rate debt that are designated as cash flow hedges for accounting purposes.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2016 the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$148,625	5,543	March 2020	2.3%

(1)	Excludes the margins paid on the floating-rate debt.

(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly following the draw down of the facility and the start of quarterly repayments.

In April 2014, the Borrower of the Grace facility entered three forward starting swap agreements with an effective date of March 31, 2015 for a forecast first repayment date on June 30, 2015. The swaps amortized to match the outstanding balance of the commercial tranche of the Grace facility down to the balloon payment at the end of the five year term and exchanged 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 2.305% to 2.311%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for the commercial tranche of the Grace facility.

Due to delays in the delivery date of the Höegh Grace, an amendment of the availability period under the Grace Facilities extended the period to draw down the credit facilities to the new delivery date of the Höegh Grace in 2016 but did not extend the final maturity of the loan. As a result, the interest rate swaps were also amended in 2015 to match the new forecast repayment dates of the Grace facility for a cash settlement of $3.2 million which resulted in a realized loss on the amendment of $0.9 million. The effective dates of the amended interest rate swap become March 31, 2016 with a four year term. The fixed rate payment rates were unchanged and, as of the effective date, the notional amount will equal the amortized notional amount under the original swaps. The original interest rate swaps were de-designated for accounting purposes and the amended interest rate swaps were re-designated as cash flow hedges for accounting purposes of the variable interest payments for the commercial tranche of the Grace facility.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined carve-out balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of September 30, 2016
Interest rate swaps	$1,897	$3,646
As of December 31, 2015
Interest rate swaps	$1,501	$2,027

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in losses on derivative financial instruments in the combined carve-out statements of income for the nine months ended September 30, 2016 and 2015.

	Nine months ended
	September 30,
(in thousands of U.S. dollars)	2016	2015
Realized gains (losses)	$—	$(913)
Unrealized gains (losses)	(250)	(24)
Gain (loss) on derivative financial instruments	$(250)	$(937)

The realized loss relates to the loss on the interest rate swap amendment for the nine months ended September 30, 2015. The unrealized loss mainly relates to the amortization of interest rate swap amount excluded from hedge effectiveness for the nine months ended September 30, 2016 and 2015.

As of September 30, 2016, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $1.1 million for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swap.

The effect of cash flow hedges relating to interest rate swaps on other comprehensive income (loss) (“OCI”) and changes in accumulated OCI in the combined carve-out statements of changes in owner’s equity is as follows for the periods ended and as of September 30, 2016 and 2015:

(in thousands of U.S. dollars)	Cash Flow Hedge Gains (Losses)	Accumulated OCI
Balance as of December 31, 2015	$(5,788)	$(5,788)
Effective portion of unrealized loss on cash flow hedge	(1,765)	(1,765)
OCI for period	$(1,765)
Balance as of September 30, 2016		$(7,553)

(in thousands of U.S. dollars)	Cash Flow Hedge Gains (Losses)	Accumulated OCI
Balance as of December 31, 2014	$(3,631)	$(3,631)
Effective portion of unrealized loss on cash flow hedge	(3,496)	(3,496)
OCI for period	$(3,496)
Balance as of September 30, 2015		$(7,127)

There are no income tax effects on the interest rate swaps.

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, amounts due from owners and affiliates and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for the vessel so there will be a concentration of risk related to trade receivables when the vessel’s time charter commences. Additionally, credit risk related to trade receivables is managed by performing ongoing credit evaluations of the customer’s financial condition. No collateral or other security is required.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE UNAUDITED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Commitments and contingencies

Assets pledged

The following table summarizes the assets pledged for debt facilities as of September 30, 2016:

As of
September 30,
(in thousands of U.S. dollars)	2016
Book value of vessel secured against long-term loans	$290,536

As of December 31, 2015, no amount were outstanding under the Grace facility, therefore, there were no assets pledged as security.

Contractual commitments, claims and contingencies

As of September 30, 2016, there were no material contractual commitments, claims or contingencies.

13. Supplemental cash flow information

	Nine months ended
	September 30,
(in thousands of U.S. dollars)	2016	2015
Supplemental cash flow information:
Commitment fees paid as part of interest expense	$(694)	$(2,841)

14. Subsequent events

Management evaluated subsequent events through December 1, 2016.